# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pershing Square Inc., CIK 0002026053
CUSIP: 71531U102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 787 Eleventh Avenue, Ninth Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001597463

## Reporting persons
- Ryan Israel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 9,144,214; shared dispositive power 21,955,663; aggregate amount beneficially owned 31,099,877 (7.8% of the class)
  Comment: Represents (a) 9,144,214 shares of Common Stock directly held by Mr. Israel, (b) 21,955,663 shares of Common Stock underlying Mr. Israel's unvested M Units (which, upon vesting, may be redeemed by Mr. Israel, subject to certain conditions, for shares of Common Stock held by Pershing Square Partner Group, LLC ("PSPG") initially on a one-for-one basis, subject to certain adjustments pursuant to the terms of the M Units).
  
  Pershing Square Management, LLC ("ManagementCo") has sole voting power with respect to all of the foregoing shares of Common Stock as the managing member of PSPG and pursuant to a voting proxy agreement (the "Voting Proxy Agreement"). Pursuant to the Voting Proxy Agreement, Mr. Israel has provided an irrevocable proxy to ManagementCo with respect to any shares of Common Stock that he, now or in the future, owns (directly or indirectly) or otherwise holds the power to vote (directly or indirectly). Control over ManagementCo is shared among its members: William A. Ackman, Mr. Israel, Ben Hakim, Michael Gonnella, Anthony Massaro, and Halit Coussin (collectively, the "ManagementCo Members"). Mr. Ackman owns 24.9% of the voting interests in ManagementCo, with Mr. Israel, Mr. Hakim, Mr. Gonnella, Mr. Massaro, and Ms. Coussin each owning the remainder of the voting interests equally (approximately 15% each), and the approval of a majority of the voting interests is generally required to approve any action of ManagementCo. Each of the ManagementCo Members expressly disclaims, for purposes of Section 13(d) of the Exchange Act, beneficial ownership in shares of Common Stock beneficially owned by any other ManagementCo Member.
  
  The percent of the class is based on 400,000,000 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

## Item 1. Issuer
Name of issuer: Pershing Square Inc.
Address of issuer's principal executive offices: 787 Eleventh Avenue, Ninth Floor, New York, New York 10019.

## Item 2. Person Filing
Name of person filing: This statement is being filed by Ryan Israel.
Address of principal business office or, if none, residence: The address of the principal business office of Mr. Israel is 787 Eleventh Avenue, Ninth Floor, New York, New York 10019.
Citizenship: Mr. Israel is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Row 9 on the attached cover page.
Percent of class: See the responses to Row 11 on the attached cover page.
Sole power to vote or to direct the vote: See the responses to Row 5 on the attached cover page.
Shared power to vote or to direct the vote: See the responses to Row 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the responses to Row 7 on the attached cover page.
Shared power to dispose or to direct the disposition: See the responses to Row 8 on the attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ryan Israel: /s/ Ryan Israel, Ryan Israel (08/14/2026)